NEWS RELEASE

EMX Royalty Announces Filing of Annual Report and 2021 Results

Vancouver, British Columbia, April 1, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the filing of its 2021 annual report Form 40-F, which includes the audited financial statements for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission ("SEC") on EDGAR (www.sec.gov). EMX has also filed its Annual Information Form (AIF), audited Financial Statements (FS), and Management's Discussion and Analysis (MD&A) for 2021 with Canadian securities regulators on SEDAR (www.sedar.com). The Company's Form 40-F, AIF, audited FS, and MD&A are also available on EMX's website at www.EMXroyalty.com under the heading "Investors". Shareholders may receive a printed copy of the Company's complete Financial Statements, or its complete Annual Information Form, free of charge, upon request to the Corporate Secretary at Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada. All dollar amounts in this news release are CDN unless otherwise noted.

HIGHLIGHTS FOR 2021

Financial Updates for the Year Ended December 31, 2021

  Adjusted royalty and other income1 of $12,446,000 (2020 - $7,199,000) included $3,012,000 (2020 - $Nil) in income from the effective Caserones copper royalty interest in Chile.
  Royalty generation costs of $18,155,000 (2020 - $16,392,000) of which the Company recovered $8,661,000 (2020 -$7,962,000) from partners.
  General and administrative costs totaled $5,600,000 (2020 - $5,172,000). Impacting general and administrative costs were higher professional fees and consultants associated with our two acquisitions, capital raises, and the Bullion Monarch litigation in the US.
  Share-based payments totaled $5,216,000 (2020 - $3,121,000) including $1,537,000 (2020 - $1,127,000) included in royalty generation costs (above) which was an increase over the prior year primarily resulting from additional stock option grants and the fair value of restricted share units ("RSUs") which vested during the year.
  Finance expenses of $2,666,000 (2020 - $Nil) associated with the Sprott Credit Facility and the SSR VTB note.
  Loss from operations of $12,586,000 (2020 - $9,623,000), and loss for the year of $29,749,000 (2020 - $6,007,000).

1 Adjusted royalty and other income and adjusted cash used in operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section of the Company's annual MD&A for the year ended December 31, 2021 for more information on each non-IFRS financial measure.

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  Adjusted cash used in operating activities1 of $7,739,000 (2020 - $8,961,000).
  Significant items affecting the loss for the year ended December 31, 2021 included $10,496,000 (2020 - $Nil) of impairment charges, primarily taken against the Rawhide investment, unrealized fair value losses on investments of $6,278,000 (2020 - gain of $6,162,000) and foreign exchange adjustments of $4,969,000 (2020 - $177,000).
  As at December 31, 2021, EMX had cash and cash equivalents of $25,218,000 (December 31, 2020 - $52,418,000), investments, non-current investments and loans receivable valued at $23,069,000 (December 31, 2020 - $26,126,000) and loans payable of $64,418,000 (December 31, 2020 - $Nil).

Corporate Updates

Acquisition of SSR Royalty Portfolio

EMX closed the acquisition of a portfolio of royalty interests and deferred payments (the "Royalty Portfolio") from SSR Mining Inc. and certain of its subsidiaries ("SSR Mining") (see EMX news release dated October 21, 2021). The Royalty Portfolio consists of 15 (previously disclosed as 16, but the Company now considers Gediktepe to be one royalty covering both the oxide phase as well as the sulfide phase) geographically diverse base and precious metals royalties including a producing royalty at the Gediktepe polymetallic volcanogenic massive sulfide ("VMS") deposit in Turkey, four other advanced stage projects in Turkey, Peru, Chile and Argentina, and 10 early-stage royalties in Mexico, Canada, Chile, Argentina and the US. The Company also expects to receive US$18 million in future cash payments (of which US$2.25 million was received in Q4 of 2021) associated with two properties in South America. EMX paid US$33 million in cash and issued 12,323,048 common shares of the Company valued at US$32.5 million to SSR Mining to acquire the Royalty Portfolio. SSR Mining now owns an approximate 12% undiluted equity interest in EMX. The Company will also make deferred and contingent payments to SSR Mining of up to US$34 million if certain project advancement milestones are achieved associated with the Yenipazar project in Turkey.

Acquisition of Caserones Royalty

EMX completed the acquisition of an effective 0.418% NSR royalty on the Caserones Copper-Molybdenum Mine (the "Caserones Royalty") located in northern Chile for US$34.1 million in cash (see EMX news release dated September 3, 2021). Caserones is a porphyry copper-molybdenum mining operation in a top tier mining jurisdiction. Since acquisition, EMX's Caserones effective royalty interest has provided immediate pre-tax cash flow to the Company in 2021 consisting of US$2,339,000 in distributions related to production from the mine for Q2 and Q3 2021, and US$1,228,000 received subsequently in 2022 for settlement of the Q4 payment.

Subsequent to Year End Settlement of the Bullion Litigation

Subsequent to year-end, the Company's wholly-owned subsidiary, Bullion Monarch Mining, Inc., ("Bullion") reached a settlement with Barrick Gold Corporation ("Barrick") and Barrick affiliates and subsidiaries ("Barrick Entities") with respect to Bullion's claim of non-payment of royalties by the Barrick Entities to Bullion on production from properties in the Carlin Trend, Nevada. Bullion initiated litigation in 2008, before EMX acquired Bullion in 2012. Pursuant to the settlement, Barrick paid Bullion US$18.825 million, being US$25 million as the settlement less US$6.175 million as payment of a contingency fee to Bullion's Reno, Nevada lawyers. The settlement of the lawsuit does not affect our 1% gross smelter return royalty from portions of Nevada Gold Mine's Leeville, Carlin East, Four Corners, and other northern Carlin Trend underground gold mining operations (the "Leeville Royalty"), which will continue to be paid.

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Impact of Covid 19

EMX is monitoring developments regarding the ongoing coronavirus pandemic ("COVID-19"), with a focus on the jurisdictions in which the Company operates. EMX has implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates. EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity. Most of the restrictions have been removed or relaxed in the jurisdictions where the Company operates (e.g., travel restrictions, etc.), with EMX's field programs up-and-running at full speed.

Royalty Generation Updates

EMX's royalty and mineral property portfolio consists of over 270 properties in North America, Europe, Turkey, Latin America and Australia (See Figure 1). The Company's portfolio is comprised of the following:

Producing Royalties	5
Advanced Royalties	9
Exploration Royalties	157
Royalty Generation Properties	102

Figure 1. EMX's royalty and mineral property portfolio.

In 2021, the Company's royalty generation business was active in North America, South America, Europe, Turkey, and Australia. The Company spent $18.2 million and recovered $8.7 million from partners. During the year the Company also completed 25 partnerships across the portfolio all the while continuing to replace partnered properties with new mineral properties. In addition, our partners also directly spent US$20.6 million in exploration of the portfolio.

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Highlights from 2021 include the following:

  South 32 regional strategic alliance ("RSA") in the US where EMX and South 32 are in the fourth year of exploring for copper in Arizona, New Mexico, Utah and Nevada. The RSA advanced eight copper projects through field-based work programs, drill tested one copper target, and continued to acquire new projects during the year.
  Continued expansion of the gold royalty generation portfolio in the US, particularly Idaho where EMX was an early entrant and has completed nine deals over the past three years. The partnered properties are being advanced by juniors and mid-tier mining companies, including four projects that were drill tested with encouraging results during 2021.
  EMX has become a preeminent generative and early-stage exploration company in Fennoscandia by acquiring significant base and precious metals project portfolios, and partnering with multiple junior companies, as well as larger mining groups such as Agnico Eagle and Boliden. The program in 2021 saw partners spend over US$8 million and drill 15,670 meters on EMX projects in Sweden and Norway.
  The Company entered Canada in early 2020 with the acquisition of the Perry English portfolio for $2,991,000. Over the past two years the Company has received total cash payments of $885,000 and share equity payments valued at $273,000 while continuing to expand on the portfolio. At the time of acquisition, the royalty and mineral portfolio totaled 84 properties and is principally focused on precious metals.
  The Company entered into South America in 2020 with the acquisition of Revelo Resources' Chilean royalties. With the acquisition of the SSR portfolio in 2021, the Company continued to increase its asset base, as well as expanding the footprint beyond Chile to Peru and Argentina. The portfolio now totals 25 properties with partners exploring for copper, copper-gold, and gold mineral deposits.
  In Australia, EMX expanded the portfolio by adding several new projects. While most of the portfolio is centered around gold systems, the Company continues to evaluate base metal opportunities, particularly as they relate to cobalt, copper, and nickel.
  Towards the end of 2021, the Company expanded its technical team with the re-hiring of Ankara-based Dr. Mesut Soylu, who will lead exploration programs in the Balkans, central Asia, and other jurisdictions in the region.

Financing Updates

Private Placement

In Q4 of 2021 the Company completed a private placement of 6,500,000 units at $3.30 per unit for gross proceeds of $21,450,000. Each unit consists of one common share of the Company and one-half of one transferable warrant. Each whole warrant entitles the purchase until November 6, 2023 to one common share at $4.00 in the first year and $4.50 in the second year.

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Sprott Credit Facility

In Q3 of 2021, the Company entered into a credit facility with Sprott Private Resource Lending II (Collector), LP ("Sprott") totaling US$44 million (the "Credit Facility"). The proceeds from the Credit Facility were used to fund the acquisition of the Caserones effective royalty interest in Chile as well as provide additional capital to complete the acquisition of the SSR Royalty portfolio. Subsequent to the year ended December 31, 2021, the Company amended the Credit Facility to extend the maturity date to December 31, 2024.

SSR VTB Note

As part of the acquisition of the SSR Royalty portfolio, The Company entered into a Vendor-take-back note ("VTB Note") with SSR Mining Inc. ("SSR Mining") pursuant to which the Company borrowed US$7.8 million from SSR Mining which was used to fund the VAT liability on the acquisition of the Gediktepe royalty in Turkey.

Investment Updates

As at December 31, 2021, the Company had investments totaling $20,530,000 (December 31, 2020 - $25,626,000) which included $15,391,000 (2020 - $16,755,000) in various public and private entities, and $5,139,000 ($8,871,000) in non-current investments. The Company will continue to sell certain of its investments when appropriate. Much of the investment portfolio was derived from royalty deals completed as part of our organic royalty generation business.

Write-Down of Investment in Rawhide

The Company has a 38.07% equity interest in Rawhide Acquisition Holding LLC ("Rawhide"), a privately-held Delaware company that owns the Rawhide gold-silver mining operation in Nevada's Walker Lane Belt. The Rawhide mine is an open pit heap leaching operation that produces and sells gold and silver.  The Company's investment at Rawhide has not gone as planned. Mining operations were suspended at year-end, and Rawhide is evaluating strategic alternatives including the sale of the company. EMX has taken a full write-down of its investment in 2021 totaling $10,014,000.

OUTLOOK

The Company completed two transformative transactions in 2021 (Caserones Royalty & SSR Royalty Portfolio), raised $21,450,000 in equity and US$51,800,000 in debt. Production was initiated at Timok and at Balya (as a result of development work), while Leeville saw improvements in production that included new sources of ore. Likewise, the Gediktepe oxide gold deposit was commissioned in Q4, 2021 and is expected to reach commercial production sometime in Q2 or Q3, 2022.

Recent events in Q1 of 2022 included extension of the maturity date on the Sprott Credit Facility from July 2022 to December 2024 and the settlement of the Bullion litigation bringing into the Company US$18,825,000.

The year 2022 will see an increase in revenue coming from our cash flowing royalties including Caserones in Chile, Leeville in Nevada, and potentially Timok in Serbia (pending conclusion of the royalty rate discussions with Zijin). Likewise, Gediktepe and Balya in Turkey have been commissioned and are scheduled to contribute to 2022 cash flows. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio.

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The Company plans to give production guidance for 2022 later this year. The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of our long-term debt, continuing to evaluate equity markets (including the filing of a shelf prospectus), and the ongoing monetization of the Company's marketable securities.

EMX is well funded to identify new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

INVESTOR RELATIONS UPDATE

EMX is provided with investor relations services by Scott Close, who has provided his services from Colorado since June 1, 2007, initially as a consultant and, since Oct 1, 2010, as an employee, and by Isabel Belger, who has provided her services from Germany since January 1, 2018, as a consultant. Neither Scott nor Isabel provides their services on a fixed term basis, and EMX expects to continue to retain their services for the foreseeable future. Their services cover all aspects of liaising with shareholders and the financial investment community. The annual cost for investor relation services has been approximately US$130,000 per year over the past five years which is, has been and will continue to be paid from EMX's cash on hand. Both have also been granted, from time to time, stock options to purchase EMX shares in accordance with EMX's stock option plan and TSX Venture Exchange policy.

FILING OF TECHNICAL REPORTS

EMX has filed Technical Reports for the Caserones, Gediktepe, and Timok royalty projects prepared in accordance with National Instrument 43-101 "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators. The Technical Reports were filed on SEDAR on March 31, 2022 to coincide with the Company's year-end 2021 AIF filing.

a) The Caserones Technical Report is titled "NI 43-101 Technical Report, Caserones Copper-Molybdenum Mine Royalty, Region III, Chile" and has an effective date of February 28, 2022. The Technical Report was prepared by Gregory W. Walker, Independent Consulting Geologist, SME RM. The Report discloses no material differences than previous Company disclosures for Caserones but provides additional disclosure required by NI 43-101 for a material property.

b) The Gediktepe Technical Report is titled "Gediktepe Project - Balıkesir Province, Turkey NI 43-101 Royalty Technical Report" and has an effective date of February 1, 2022. The Technical Report was prepared by DAMA Engineering Inc.'s Mustafa Atalay, Senior Geologist, CPG; Metin Alemdar, Senior Mining Engineer, MIMMM; Selim Yilmaz, Senior Mining Engineer, MIMMM; and Arif Umutcan Gelisen, Senior Mining Engineer, MIMMM. The Report discloses no material differences than previous Company disclosures for Gediktepe but does provide additional disclosure required by NI 43-101 for a material property.

c) The Timok Technical Report is titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" and has an effective date of December 31, 2020 and an amended report date of March 25, 2022. The Technical Report was prepared by Mineral Resource Management LLC's Kevin Francis, SME RM. The second amended and restated Report has no material changes from the initial amended and restated Technical Report dated July 21, 2021, and only corrects two typographical errors in table headings.

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QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, Latin America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe, Turkey, and Australia.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", as well as on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2021 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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